Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2015

NEWS RELEASE

Financial Highlights

•	Net sales increased 3% quarter-over-quarter to US$98.0 million from US$95.4 million in 3Q15

•	Gross margin (non-GAAP1) decreased to 50.1% from 51.6% in 3Q15

•	Operating expenses (non-GAAP) decreased to US$25.3 million from US$25.8 million in 3Q15

•	Operating margin (non-GAAP) decreased to 24.4% from 24.5% in 3Q15

•	Diluted earnings per ADS (non-GAAP) decreased to US$0.55 from US$0.57 in 3Q15

Business Highlights

•	Highest quarterly and full-year revenue in our corporate history

•	Client SSD controller sales increased nearly 20% sequentially and accounted for almost 25% of total revenue

•	Began initial shipments of our client SSD controller to our third NAND flash partner

•	Introduced the world’s first turnkey SATA3 SSD controller solution specifically designed to support 3D NAND

•	Sales of our Shannon enterprise-grade PCIe SSDs nearly doubled in the quarter led by growing shipments to leading e-commerce companies in China

TAIPEI, Taiwan, January 29, 2016 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2015. For the fourth quarter, net sales increased sequentially to $98.0 million from $95.4 million in the third quarter. Net income (non-GAAP) decreased to $19.7 million or $0.55 per diluted ADS from a net income (non-GAAP) of $20.0 million or $0.57 per diluted ADS in the third quarter.

GAAP net income for the fourth quarter increased to $13.4 million or $0.38 per diluted ADS from a GAAP net income of $13.2 million or $0.38 per diluted ADS in the third quarter.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, amortization of intangibles assets, foreign exchange gain (loss), and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Fourth Quarter 2015 Review

“Our fourth quarter sales grew by 3% sequentially to achieve record quarterly sales and record full-year results,” said Wallace Kou, President and CEO of Silicon Motion. “Our client SSD controller sales in the fourth quarter grew by nearly 20% and according to recently released market research data, we are now the world’s largest merchant supplier of SSD controllers. Sales of our Shannon enterprise SSDs nearly doubled in the quarter and together with stable demand for our eMMC controllers, our overall Embedded Storage sales increased to account for two-thirds of our total revenue.”

Sales

	4Q 2015		3Q 2015		4Q 2014
(in millions, except percentages)	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$87.5	89%	$80.9	85%	$65.5	81%
Sequential growth	8%		14%		-9%

Mobile Communications**	$8.8	9%	$12.5	13%	$13.3	16%

Others	$1.7	2%	$2.0	2%	$1.8	2%

Total Revenue	$98.0	100%	$95.4	100%	$80.5	100%
Sequential growth	3%		9%		-7%

*	Mobile Storage products include Embedded Storage products (eMMC and SSD controllers and Ferri and Shannon storage solutions) and Expandable Storage products (SD and USB flash drive controllers).
**	Mobile Communications products include LTE transceivers and mobile TV ICs.

Key Financial Results

(in millions, except percentages and per ADS amounts)	Non-GAAP			GAAP
	4Q 2015	3Q 2015	4Q 2014	4Q 2015	3Q 2015	4Q 2014
Revenue	$98.0	$95.4	$80.5	$98.0	$95.4	$80.5
Sequential growth	3%	9%	-7%	3%	9%	-7%
Gross profit	$49.1	$49.2	$42.3	$49.0	$49.1	$42.2
Percent of revenue	50.1%	51.6%	52.5%	50.0%	51.5%	52.4%
Operating expenses	$25.3	$25.8	$21.4	$31.0	$29.7	$25.4
Operating income	$23.9	$23.4	$20.9	$18.1	$19.4	$16.8
Percent of revenue	24.4%	24.5%	26.0%	18.4%	20.4%	20.9%
Earnings per ADS (diluted)	$0.55	$0.57	$0.53	$0.38	$0.38	$0.35

Other Financial Information

(in millions)	4Q 2015	3Q 2015	4Q 2014
Cash and cash equivalents, and short-term investments	$185.2	$183.7	$194.9
Capital Expenditures	$14.4	$4.6	$1.9
Dividend payments	$5.2	$5.2	$5.1

During the fourth quarter, we had $14.4 million of capital expenditures, with $12.0 million spent on the purchase of additional operating facilities and $2.2 million for the routine purchase of software and design tools. We paid $4.6 million for previously deferred Shannon acquisition payments.

Our fourth quarter cash flows were as follows:

3 months ended December 31, 2015

(In $ millions)
Net income	13.4
Depreciation & amortization	2.7
Changes in operating assets and liabilities	3.8
Others	1.2

Net cash provided by (used in) operating activities	21.1

Acquisition of property and equipment	(14.4)
Acquisition of Shannon	(4.6)
Others	0.1

Net cash provided by (used in) investing activities	(18.9)

Dividend	(5.2)
Others	—

Net cash provided by (used in) financing activities	(5.2)

Effects of changes in foreign currency exchange rates on cash	0.5

Net increase (decrease) in cash and cash equivalents	(2.5)

Returning Value to Shareholders

On October 23, 2015 the Board of Directors of the Company declared a $0.15 per ADS quarterly dividend. On November 20, we recorded $5.2 million as dividend payments to our shareholders.

Business Outlook

“We expect to continue strong growth in 2016 led again by our Embedded Storage products, specifically client SSD controllers, eMMC controllers and enterprise SSDs,” said Wallace Kou, President and CEO of Silicon Motion. “We are upbeat about our first quarter as we expect our Embedded Storage sales growth to largely offset anticipated Expandable Storage seasonal weakness.”

For the first quarter of 2016, management expects:

•	Revenue to decrease 2.5% to increase 2.5% sequentially

•	Gross margin (non-GAAP) to be in the 49% to 51% range

•	Operating margin (non-GAAP) to be in the 23% to 24% range

For the full-year 2016, management expects:

•	Revenue to increase 12% to 20% as compared to full-year 2015

•	Gross margin (non-GAAP) to be in the 49% to 51% range

•	Operating margin (non-GAAP) to be in the 23% to 25% range

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on January 29, 2016.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 1852 8965

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 1852 8965

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Other non-recurring items:

•	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

•	Acquisition costs consist of direct costs of acquisitions, such as transaction fees, which vary significantly and are unique to each acquisition. The Company does not acquire businesses on a predictable cycle, so we have excluded the effect of these costs in calculating our non-GAAP operating expenses and net income.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2014 ($)	Sep. 30, 2015 ($)	Dec. 31, 2015 ($)
Net Sales	80,503	95,397	98,041

Cost of sales	38,306	46,285	49,028

Gross profit	42,197	49,112	49,013

Operating expenses
Research & development	17,528	19,628	19,281
Sales & marketing	4,434	5,545	6,136
General & administrative	3,410	3,994	5,008
Amortization of intangibles assets	—	526	526

Operating income	16,825	19,419	18,062
Non-operating income (expense)

Gain on sale of investments	1	—	1
Interest income, net	613	506	455
Foreign exchange gain (loss), net	(451)	220	(523)
Others, net	(4)	4	—

Subtotal	159	730	(67)

Income before income tax	16,984	20,149	17,995
Income tax expense	4,911	6,969	4,583

Net income	12,073	13,180	13,412

Basic earnings per ADS	$0.36	$0.38	$0.38
Diluted earnings per ADS	$0.35	$0.38	$0.38
Margin Analysis:
Gross margin	52.4%	51.5%	50.0%
Operating margin	20.9%	20.4%	18.4%
Net margin	15.0%	13.8%	13.7%
Additional Data:
Weighted avg. ADS equivalents[2]	33,892	34,726	34,875
Diluted ADS equivalents	34,471	34,941	35,288

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2014 (US$)	Sep. 30, 2015 ($)	Dec. 31, 2015 ($)
GAAP net income	12,073	13,180	13,412

Stock-based compensation:

Cost of sales	99	88	132
Research and development	2,583	2,118	3,319
Sales and marketing	701	601	859
General and administrative	624	616	913

Total stock-based compensation	4,007	3,423	5,223

Non-recurring items:

Litigation expenses	(6)	24	28
Acquisition costs	30	(6)	38
Amortization of intangibles assets	—	526	526
Foreign exchange loss (gain), net	2,422	2,901	455

Non-GAAP net income	18,526	20,048	19,682

Shares used in computing non-GAAP diluted earnings per ADS	34,650	35,273	35,493

Non-GAAP diluted earnings per ADS	$0.53	$0.57	$0.55

Non-GAAP gross margin	52.5%	51.6%	50.1%
Non-GAAP operating margin	26.0%	24.5%	24.4%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2014 ($)	Dec. 31, 2015 ($)
Net Sales	289,323	361,297
Cost of sales	139,625	176,765

Gross profit	149,698	184,532
Operating expenses
Research & development	60,949	71,157
Sales & marketing	16,324	20,173
General & administrative	13,355	15,718
Amortization of intangibles assets	—	1,052

Operating income	59,070	76,432

Non-operating expense (income)
Gain on sale of investments	4	3
Interest income, net	2,101	1,979
Foreign exchange gain (loss), net	(606)	76
Others, net	(1)	9

Subtotal	1,498	2,067

Income before income tax	60,568	78,499
Income tax expense	16,101	18,219

Net income	44,467	60,280

Basic earnings per ADS	$1.32	$1.75

Diluted earnings per ADS	$1.30	$1.73

Margin Analysis:
Gross margin	51.7%	51.1%
Operating margin	20.4%	21.2%
Net margin	15.4%	16.7%
Additional Data:
Weighted avg. ADS equivalents	33,651	34,525
Diluted ADS equivalents	34,197	34,909

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2014 ($)	Dec. 31, 2015 ($)
GAAP net income	44,467	60,280

Stock-based compensation:

Cost of sales	282	261
Research and development	6,760	6,591
Sales and marketing	1,740	1,801
General and administrative	1,542	1,811

Total stock-based compensation	10,324	10,464

Non-recurring items:

Litigation expenses	190	104
Acquisition costs	30	358
Amortization of intangibles assets	—	1,052
Foreign exchange loss (gain), net	3,499	1,812

Non-GAAP net income	58,510	74,070

Shares used in computing non-GAAP diluted earnings per ADS	34,377	35,067

Non-GAAP diluted earnings per ADS	$1.70	$2.11

Non-GAAP gross margin	51.8%	51.2%
Non-GAAP operating margin	24.1%	24.5%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31, 2014 (US$)	Sep. 30, 2015 ($)	Dec. 31, 2015 ($)
Cash and cash equivalents	194,211	182,984	180,519
Short-term investments	703	679	4,681
Accounts receivable (net)	28,742	56,432	58,963
Inventories	44,076	50,176	47,110
Refundable deposits - current	19,322	19,531	19,328
Prepaid expenses and other current assets	3,386	4,244	4,578

Total current assets	290,440	314,046	315,179

Long-term investments	133	133	133
Property and equipment (net)	35,537	38,322	50,469
Goodwill and intangible assets (net)	35,467	76,528	75,990
Other assets	4,957	3,945	3,859

Total assets	366,534	432,974	445,630

Accounts payable	14,246	14,077	22,766
Income tax payable	17,696	21,791	13,099
Accrued expenses and other current liabilities	24,125	41,887	42,165

Total current liabilities	56,067	77,755	78,030
Other liabilities	6,367	8,338	7,376

Total liabilities	62,434	86,093	85,406
Shareholders’ equity	304,100	346,881	360,224

Total liabilities & shareholders’ equity	366,534	432,974	445,630

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets solutions for mobile storage and mobile communications markets. For the mobile storage market, our key products are controller ICs used in embedded storage devices such as SSDs and eMMCs and in expandable storage devices. For the mobile communications market, our key products include mobile TV SoCs and other specialty RF ICs. Our products are widely used in smartphones, tablets, and industrial, enterprise and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected first quarter of 2016 and full year 2016 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter of 2015 and full year 2015. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to continue to successfully integrate our 2015 acquisition of Shannon Systems; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2015. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com